News Release 20-24

July 27, 2020

SSR MINING PUBLISHES ESG AND SUSTAINABILITY REPORT

VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining) announced today the publication of its ESG and Sustainability Report. The report outlines our approach to sustainability across a range of areas and summarizes our 2019 performance. The report’s theme “Delivering on Our Commitments” underscores our ongoing commitment to transparency with our stakeholders.

Paul Benson, President and CEO, commented, “I am pleased to introduce our second annual ESG and Sustainability Report, which further builds on our operational excellence program by setting goals for continuous improvement in social, environmental, and safety performance. The spirit of delivering on our commitments is embedded in how SSR Mining operates and this will continue to be a foundational principle for years to come.”

Sustainability Report Highlights

▪	The health and safety of our people are the highest priority across our company, with a 50% improvement in Total Recordable Injury Frequency Rate (TRIFR).

▪
Focus on strengthening diversity, with women representing 13% of total workforce, 22% of the Board of Directors, and 30% of the Chinchillas mine workforce. We also joined the Catalyst Accord and 30% Club of Canada – two initiatives aimed at accelerating advancement of women in Canada.

▪	Achieved first decile, peer-leading ISS Governance and Social QualityScore.

▪	Emphasis on hiring from local communities, with 100% of employees hired locally at the Chinchillas mine and 30% of Seabee’s total workforce identifying as Indigenous.

▪	Multi-year local Social Development Fund at Puna Operations with initial funding of US$500,000.

▪	Anti-corruption and human rights training delivered to corporate head office and operating sites.

The report is available on our website at www.ssrmining.com/corporate_responsibility/.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. SSR Mining also has two feasibility stage projects and a portfolio of exploration properties in North and South America. SSR Mining is committed to delivering safe production through relentless emphasis on Operational Excellence. SSR Mining is also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
Michael McDonald
Director, Investor Relations
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

SSR Mining Inc.	PAGE 2